New Haven Community Solar LLC Video Transcript with Time Stamps
https://www.youtube.com/watch?v=x7c4MzbL6vQ&feature=youtu.be

00:05
if I had to describe BP in one word it
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would be collaboration sweat equity
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clerks
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full-body workout so the building
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project has been in existence for over
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50 years now and as a as a vehicle for
00:30
learning I think it's it's incredibly
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valuable for the students on multiple
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fronts just for them to physically
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understand how materials go together how
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they work what the tolerances are
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something that you can't learn in a
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classroom and you really have to
00:46
experience here I don't say it's served
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for 50 some odd years now students at
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Yale have been participating in projects
00:54
like this and we've been lucky enough
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for the past four three or four years
00:59
now to be working with an organization
01:01
called Columbus house who provide both
01:05
homeless shelter services but also
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social services folks who have either
01:10
experienced or losses are at risk of
01:13
experiencing so this year this class
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we're building a three unit dwelling
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of about 1,500 square feet and one of
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the design criteria is and the students
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had to reconcile what how to incorporate
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it has certain surface area to receive
01:37
pedagogically we feel it really
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important to expose students
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and talked a lot about issues involving
01:46
energy associated with all the materials
01:49
that community building but also with
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the energy consumption that a building
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uses out of course of its life the

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notion that things like photovoltaics
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and and solar hot water and the like are
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for the privileged few is something that
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has been difficult for us to swallow and
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the opportunity that this affords by
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making it economically feasible through
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your financing structure that you've
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employed is is really a value not only
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to Columbus out not only to the students
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the folks who live here but I think as a
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showcase to the notion of how things can
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be in the future
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you